Exhibit 99.1

Cellectis: Annual General Meeting of June 26, 2017

NEW YORK--(BUSINESS WIRE)--June 9, 2017--Regulatory News:

Cellectis (Paris:ALCLS) (NASDAQ:CLLS) (Alternext: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited CAR T-cells (UCART), today announced that it will hold its Combined Shareholders’ Meeting on June 26, 2017 at 9:00 a.m. CEST at the Biopark auditorium, located at 11, rue Watt, 75013 Paris, France.

The convening meeting stating the detailed agenda is posted on the website of the Company:
http://www.cellectis.com/en/investors/general-meetings/

Shareholders, regardless of the number of shares they own, shall have the right to attend the meeting, be represented by a proxy or vote by mail. If the shareholders are individuals, they may only appoint as proxy their spouse or partner in civil union or another shareholder of the Company.

The right to attend meetings shall be governed by all applicable laws and regulations and be conditional upon the registration, for accounting purposes, of the shares in the name of the shareholder or a designated intermediary on the second working day preceding the shareholders' meeting at midnight, Paris time, either in the registered share accounts kept by the Company or the bearer share accounts kept by the authorized intermediary.

Holders of registered shares shall not be required to meet any formality and shall be granted access upon proof of identity.

Holders of bearer shares must submit a certificate of participation, issued by their financial intermediary at least two (2) working days before the date of the meeting.

The shareholder wishing to vote by mail, may request the appropriate form by sending a registered letter with acknowledgement of receipt, to Ms. Marie-Bleuenn Terrier, Cellectis, 8, rue de la Croix Jarry, 75013 Paris, no later than six (6) days prior to the date of the meeting.

It is recalled that, pursuant to the law:

  the duly completed ballot form must be sent to the Company's registered office or to Société Générale at least three (3) days prior to the date of the meeting, i.e. no later than June 22, 2017;

  holders of bearer shares must add to their form a certificate of participation issued by the financial intermediary with whom their shares are deposited;
  shareholders who have voted by mail shall no longer be able to attend the meeting or be represented by a proxy.

Written questions may be sent no later than the fourth (4th) working day prior to the date of the shareholders' meeting, i.e. no later than June 20, 2017:

  to the registered office by registered letter with acknowledgement of receipt, addressed to the chairman of the Board of Directors; or
  by e-mail to: investors@cellectis.com.

These written questions must be accompanied by a certificate of registration, either in the registered share accounts or in the bearer share accounts.

About Cellectis
Cellectis is a clinical-stage biopharmaceutical company focused on developing a new generation of cancer immunotherapies based on gene-edited T-cells (UCART). By capitalizing on its 17 years of expertise in gene editing – built on its flagship TALEN® technology and pioneering electroporation system PulseAgile – Cellectis uses the power of the immune system to target and eradicate cancer cells.
Using its life-science-focused, pioneering genome engineering technologies, Cellectis’ goal is to create innovative products in multiple fields and with various target markets.
Cellectis is listed on the Nasdaq market (ticker: CLLS) and on the NYSE Alternext market (ticker: ALCLS). To find out more about us, visit our website: www.cellectis.com

Talking about gene editing? We do it. TALEN® is a registered trademark owned by the Cellectis Group.

CONTACT:
Cellectis
Media contacts:
Jennifer Moore, 917-580-1088
VP of Communications
media@cellectis.com
or
Caitlin Kasunich, 212-896-1241
KCSA Strategic Communications
ckasunich@kcsa.com
or
IR contact:
Simon Harnest, 646-385-9008
VP of Corporate Strategy and Finance
simon.harnest@cellectis.com